FORM 6-K NR 25MAR13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

for the period ended April 4, 2013

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

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If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE March 25, 2013
CANADIAN ZINC RECEIVES PROPOSED WATER QUALITY CONDITIONS IN DRAFT WATER LICENCE FOR PRAIRIE CREEK MINE

Vancouver, British Columbia, March 25, 2013 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) reports that on March 22, 2013 the Mackenzie Valley Land and Water Board (the “MVLWB” or “Water Board”) issued its proposed effluent quality criteria  to be included in the draft Type “A” Water Licence for the operation of the Prairie Creek Mine issued on March 15, 2013.

The effluent quality criteria (“EQC”) define how the discharge of water from the operating Prairie Creek Mine will be regulated. The purpose of the EQC is to ensure that site specific water quality objectives (“SSWQO”) for the receiving water of Prairie Creek are not exceeded as a result of water discharge from the Mine. The MVLWB has proposed water quality objectives based mainly on established toxicity values using ecological risk assessments, as proposed by CZN, as opposed to objectives based on reference conditions.

In regulating the water discharge from the Mine, the Board has proposed to initially regulate discharge based on fixed effluent quality limits, accompanied by a minimum ratio of discharge flow to creek flow, which would apply until the Company demonstrates the reliability of its proposed variable load-based strategy, and the need for it.  Both the draft fixed EQC and the variable load-based approach are contained in the draft Licence, along with a process for converting to the variable load-based approach.

Furthermore, Water Board staff concluded that two sets of fixed effluent quality limits could be established initially, with one set to be used when treated process water combined with mine water is to be discharged, and the other when only mine water is discharged.

“The MVLWB draft conditions for regulating water discharge and setting effluent quality criteria represent a reasonable balance between incorporating many of the proposals made by CZN, while addressing various stakeholder concerns, and in a way that will still provide the Mine with the necessary flexibility to operate efficiently”, stated Dave Harpley VP of Permitting and Environmental Affairs for the Company, “Furthermore these proposals will ensure that the Mine will have the necessary flexibility to discharge sufficient water as the Mine develops, and provide a mechanism for water discharge for different development scenarios and creek flow conditions”.

Canadian Zinc will review the proposed conditions in detail and will submit its detailed comments to the Water Board before April 19, 2013.

Permitting Process and Schedule

The Water Board has circulated the draft Water Licence and draft Land Use Permits to the government agencies and departments and to interested parties and requested comments by April 12, 2013.  Canadian Zinc will have a further period of one week to review any comments and to respond to the Water Board with its own comments.

 All comments received will be used in the evaluation of the final draft Licence and Permit conditions. The revised draft Licence and draft Land Use Permits will then be submitted to a meeting of the Water Board for formal approval.

Following approval by the Water Board, the draft Water Licence will be sent to the federal Minister of Aboriginal Affairs and Northern Development for ratification.

Copies of the draft Licence and draft Land Use Permits and information on all regulatory correspondence and documents are posted on the MVLWB website public registry at: http://www.mvlwb.ca/mv/registry.aspx under the various CZN permit application numbers.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Cautionary Statement - Forward Looking Information

This press release contains certain forward looking information which includes, or may be based upon statements as to management’s expectations with respect to, among other things, the issue of permits. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: April 5, 2013	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman